UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28737/May 20, 2009

_____
In the Matter of   :
                                         :
AETOS CAPITAL MARKET NEUTRAL   :
    STRATEGIES FUND, LLC   :
c/o Aetos Capital, LLC   :
875 Third Ave.   :
New York, NY 10022   :
                                         :
(811-21060)   :
                                         :
_____ :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Aetos Capital Market Neutral Strategies Fund, LLC filed an
application on December 29, 2008, and an amendment on April 7,
2009, requesting an order under section 8(f) of the Act declaring
that it has ceased to be an investment company.

On April 23, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 27813). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, as amended, that
applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                    Florence E. Harmon
                                    Deputy Secretary